Filed by Leucadia National Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                              Subject Company: WilTel Communications Group, Inc.
                                                   Commission File No. 000-50040

        CADIA NATIONAL CORPORATION AND WILTEL COMMUNICATIONS GROUP, INC.
                      ANNOUNCE SIGNING OF MERGER AGREEMENT


NEW YORK - (BUSINESS WIRE) - August 21, 2003 -- Leucadia National Corporation (NYSE and PCX: LUK) ("Leucadia") and WilTel Communications Group, Inc. (Nasdaq:WTEL) ("WilTel") today announced board approval and execution of an Agreement and Plan of Merger providing for the merger of a subsidiary of Leucadia into WilTel, with WilTel as the surviving corporation. This announcement follows a joint announcement by Leucadia and WilTel on August 12, 2003 of an agreement in principle regarding this merger.

Under the terms of the merger agreement, Leucadia will first commence an exchange offer in which tendering WilTel stockholders will receive 0.4242 of a Leucadia common share and one contingent sale right for each share of WilTel common stock tendered in the offer. The exchange offer, if consummated, will be followed by a back-end merger for the same consideration as offered in the exchange offer. In general, the contingent sale rights give WilTel stockholders the opportunity to receive additional Leucadia common shares if Leucadia sells substantially all of WilTel's assets or outstanding shares of capital stock prior to October 15, 2004 (which Leucadia has no plans to do) and the net proceeds from such sale exceeds the valuation in this transaction accorded to WilTel's equity.

The Board of Directors of WilTel, acting on the recommendation of a special committee composed of independent directors, approved and adopted the merger agreement and resolved to recommend that WilTel stockholders accept the offer, tender their WilTel common stock in the offer and, if required, approve the Merger Agreement. J.P. Morgan Securities, the special committee's financial advisor, has opined that, subject to customary assumptions, the merger consideration is fair from a financial point of view to WilTel's stockholders other than Leucadia and its affiliates.

Consummation of the transaction is subject to the condition that there be validly tendered (and not withdrawn) at least a majority of the shares of WilTel's outstanding common stock not owned by Leucadia, receipt of certain regulatory approvals and other customary conditions.

This press release may contain "forward-looking statements" as defined by federal law. Although Leucadia and WilTel believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Leucadia and WilTel assume no obligation to update those statements to reflect actual results, changes in assumptions and other factors. The forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Additional information that could lead to material changes in performance is contained in filings with the Securities and Exchange Commission (the "SEC") made by Leucadia and WilTel.

Leucadia National Corporation is a holding company engaged in a variety of businesses, including telecommunications (principally through its 47.4% interest in WilTel), banking and lending (principally through American Investment Bank, N.A.), manufacturing (through its Plastics Division), real estate activities, winery operations, development of a copper mine (through its 72.8% interest in MK Gold Company) and property and casualty reinsurance. Leucadia currently has equity interests of more than 5% in the following domestic public companies:
AmeriKing, Inc. (6.8%), Carmike Cinemas, Inc. (11%), GFSI Holdings, Inc. (6.9%), The FINOVA Group, Inc. (indirectly 25% through its interest in Berkadia), HomeFed Corporation (30.3%), Jackson Products, Inc. (8.8%), Jordan Industries, Inc. (10.1%), ParkerVision, Inc. (7.4%) and WilTel (47.4%).

WilTel Communications Group, Inc., through its operating subsidiary WilTel Communications, LLC, provides data, voice and media transport solutions to a growing carrier-class customer base with complex communications needs. Such customers include leading global telecommunications and media and entertainment companies -- companies where bandwidth is either their primary business or a core component of the products and services they deliver. WilTel's advanced network infrastructure reaches border-to-border and coast- to-coast with international connectivity to accommodate global traffic.

Leucadia will file an amended Schedule 13D with the SEC, which shareholders can obtain free of charge from the SEC's website at http:www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the SEC. WilTel stockholders are urged to carefully read the registration statement and the prospectus included therein, together with the Schedule TO and the Schedule 14D-9 and other documents relating to the exchange offer when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC at the SEC's website at http:www.sec.gov. Once a registration statement, as well as any documents incorporated by reference therein and a Schedule TO and
Schedule 14D-9 have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS, THE TENDER OFFER STATEMENT ON SCHEDULE TO AND MANAGEMENT'S SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING THE OFFER.


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